UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Atlantic Coast Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

048426100
(CUSIP Number)

Jay S. Sidhu 511 Granada Drive Palm Coast, FL 32137 (610) 301-6476
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 13, 2013
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS Jay S. Sidhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 57,072
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,072
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 57,072
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.17%
14		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 048426100	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS Emblem Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 120,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,000
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 120,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.56%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 048426100	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS Emblem Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 120,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,000
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 120,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.56%
14		TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 048426100	13D	Page 5 of 9 Pages

1		NAMES OF REPORTING PERSONS Bhanu Choudhrie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 120,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,000
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 120,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.56%
14		TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 048426100	13D	Page 6 of 9 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”)  relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of Atlantic Coast Financial Corporation, a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 10151 Deerwood Park Blvd., Building 200, Suite 100, Jacksonville, FL 32256.

Item 2.  Identity and Background.

(a)  This statement is jointly filed by and on behalf of each of Jay S. Sidhu (“Mr. Sidhu”), Bhanu Choudhrie (“Mr. Choudhrie”), Emblem Capital Limited, a corporation organized under the laws of the British Virgin Islands (“Emblem Capital”) and Emblem Investments LLC, a limited liability company organized under the laws of the state of Delaware (“Emblem Investments”) (collectively, the “Reporting Persons”).  As of the date of this Statement, Mr. Choudhrie owns all of the outstanding shares of Emblem Capital, and Emblem Capital is the sole member of Emblem Investments.  The Reporting Persons are filing this Statement jointly pursuant to a Joint Filing Agreement dated as of February 14, 2013 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Each of the Reporting Persons declares that neither the filing of this Statement nor anything contained herein shall be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares of Common Stock covered by this Statement.

(b)  The business address of Mr. Sidhu is 1015 Penn Avenue, Suite 103, Wyomissing PA 19610.  The business address of Mr. Choudhrie is 1 Vincent Square, London, SW1P 2PN, United Kingdom.  The business address  of Emblem Capital and Emblem Investments is c/o Loeb, Block & Partners LLP, 505 Park Avenue, New York, NY 10022.

(c)  The present principal occupation of Mr. Sidhu is serving as Chairman and Chief Executive Officer of Customers Bancorp and Customers Bank.  Mr. Sidhu is also a director of the Issuer.  The present principal occupation of Mr. Choudhrie is serving as Executive Director of C&C Alpha Group Limited.  Mr. Choudhrie is also a director of the Issuer.  The principal business of Emblem Capital is investments.  Emblem Investments was formed for the sole purpose of holding shares of the Issuer.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Sidhu is a citizen of the United States of America.  Mr. Choudhrie is a citizen of the United Kingdom.

CUSIP No. 048426100	13D	Page 7 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned by Mr. Sidhu were purchased with personal funds in a public offering by the Issuer or were awarded to him in connection with Issuer compensation arrangements.  The aggregate purchase price of the shares of Common Stock purchased by Mr. Sidhu  was approximately $520,000.

The shares of Common Stock owned by Emblem Investments were purchased with personal funds of Mr. Choudhrie in the a public offering by the Issuer.  The aggregate purchase price of the shares of Common Stock owned by Mr. Choudhrie through Emblem Investments was approximately $1,200,000.00.

Item 4. Purpose of Transaction.

On February 13, 2013, Messrs. Sidhu and Choudhrie delivered a notice, a copy of which is attached as Exhibit 99.2 hereto (the “Director Nomination Notice”), to the Secretary of the Issuer in accordance with the Issuer’s bylaws nominating three persons for election to the Board of Directors of the Issuer (the “Board of Directors”) at the 2013 Annual Meeting of Stockholders of the Issuer (the “Annual Meeting”).  In connection with the Director Nomination Notice, the nominees, John J. Dolan, Kevin G. Champagne and Dave Bhasin  (the “Nominees”) provided affidavits to the Issuer indicating, among other things, the Nominees’ willingness to serve as directors of the Issuer if elected at the Annual Meeting.

Messrs. Sidhu and Choudhrie, who also serve as directors of the Issuer, purchased the shares of Common Stock of the Company based on their belief that the shares represented an attractive investment opportunity.  They have submitted the Director Nomination Notice because of their concerns with the direction of the Issuer under the stewardship of the current Board of Directors and the Issuer’s current Chief Executive Officer.  Messrs. Sidhu and Choudhrie believe that the Board of Directors has consistently failed to act to mitigate or significantly reduce the risks facing the Issuer and follow prudent safety and sound banking practices, in spite of several plans put forward by certain directors.  They believe that a change in the Board of Directors is necessary and that each of the Nominees possesses the energy, commitment and skill set necessary to ensure that the Issuer evaluates, with an open mind and a keen sense of urgency, all alternative strategies to determine the best path forward to maximize value for all shareholders of the Issuer.  In the event the Board of Directors fails to nominate the Nominees for election at the 2013 Annual Meeting, the Reporting Persons may take additional action to cause the election of the Nominees, including voting their shares in favor of the Nominees and potentially soliciting proxies for the Nominees’ election.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with the Issuer’s management, Board of Directors, shareholders and other stakeholders concerning the business, operations and future plans of the Issuer as a means of maximizing shareholder value.  Based on a variety of factors including, without limitation, the Issuer’s financial position, the market price of the shares of Common Stock,  conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking additional representation on the Board of Directors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares, disposing of some or all of their shares, or (to the extent permitted by applicable law) engaging in the short selling of, or any hedging or similar transaction with respect to, the shares of Common Stock.  Any purchase or sale of shares may be on the open market, in block trades, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 048426100	13D	Page 8 of 9 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  However, the Reporting Persons may exercise any and all of their rights as shareholders of the Issuer in a manner consistent with their ownership interests and investment objectives.  The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the shares of Common Stock they own of record and/or beneficially, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.

Item 5.  Interest in Securities of the Issuer.

(a)  The aggregate percentage of shares reported owned by each person named herein is based upon 2,629,061 shares of Common Stock outstanding as of November 9 , 2012,  according to the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2012, filed with the Commission on November 14, 2012.  As of the close of business on February 14, 2013, Mr. Sidhu beneficially owned 57,072 shares of Common Stock (including 3,920 shares under outstanding options exercisable within 60 days), constituting approximately 2.17 % of the shares of Common Stock outstanding and Mr. Choudhrie, through his ownership and control of Emblem Capital and Emblem Investments, beneficially owned 120,000 shares of Common Stock, constituting approximately 4.56% of the shares of Common Stock outstanding.

(b)  Mr. Sidhu has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 57,072 shares of Common Stock identified in paragraph (a).  Mr. Choudhrie, Emblem Capital and Emblem Investments may be considered to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 120,000 shares of Common Stock identified in paragraph (a).

(c)  None of the Reporting Persons has conducted any transactions in Issuer securities during the past sixty days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by each of them.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 14, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described in Items 2, 3, 4, 5 and 6 hereof and the documents attached as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.1	Joint Filing Agreement, dated as of February 14, 2013, by and between Jay S. Sidhu, Bhanu Choudhrie, Emblem Capital Limited and Emblem Investments LLC
99.2	Notice of Director Nomination, dated as of February 13, 2013, with respect to the 2013 Annual Meeting of Stockholders of Atlantic Coast Financial Corporation

CUSIP No. 048426100	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:           February 15, 2013

JAY S. SIDHU

/s/ Jay S. Sidhu
Jay S. Sidhu

BHANU CHOUDHRIE

/s/ Bhanu Choudhrie
Bhanu Choudhrie

EMBLEM CAPITAL LIMITED

By: H.T.M. Services Ltd.
Authorized Signatories

/s/ Annette Mactavious
By: Annette Mactavious

/s/ Juan Carlos Quezeda
By: Juan Carlos Quezeda

EMBLEM INVESTMENTS LLC

By: Lexiserve LLC
President and Manager

/s/ Arlene Burgos
By: Arlene Burgos